Letter Agreement

To:      Unified Series Trust
         431 North Pennsylvania Street
         Indianapolis, Indiana  46204



Dear Ladies and Gentlemen:

         You have engaged us to act as the sole investment adviser to the IMS Strategic Allocation Fund (the "Fund") pursuant to the Management Agreement approved by the Board of Trustees (the "Agreement").

         Effective as of September 1, 2006 through August 31, 2007, we hereby agree to waive all or a portion of our management fee and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund's total annual operating expenses, excluding brokerage costs, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, at 1.96% of the average daily net assets of the Fund for that period. Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the expenses occur; provided that the Fund is able to make the repayment without exceeding the 1.96% expense limitation.


                                                   Very truly yours,

                                                   IMS CAPITAL MANAGEMENT, INC.


                                                   By: /s/ Carl W. Marker
                                                   ----------------------
                                                   Name: Carl W. Marker
                                                   Title: President


                                   ACCEPTANCE
The foregoing is hereby accepted.

                                                   Unified Series Trust


                                                   By: /s/ Heather Barnes
                                                  ------------------------------

                                                       Heather Barnes, Secretary